

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

May 13, 2009

Mr. William H. Williams
President and Chief Executive Officer
Harry & David Holdings, Inc.
2500 South Pacific Highway
Medford, Oregon 97501

> **Re: Harry & David Holdings, Inc.
> Form 10-K for Fiscal Year Ended June 30, 2007
> Filed September 14, 2007
> Commission File No. 333-127173**

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Branch Chief